Page 1 of 5


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13G


Under the Securities Exchange Act of 1934

(Amendment No. 1)*


Name of Issuer:  ORANGE CO., INC.

COMMON STOCK

CUSIP Number:  684177108



Check the following box if a fee is being paid with this statement o. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownerhsip of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


CUSIP NO.  684177108				13G
	             Page 2 of 5


 1.	NAME OF REPORTING PERSON
	S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

		The Killen Group, Inc.
		IRS #23-2213851


 2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)  o

		(b)  o


 3.	SEC USE ONLY



 4.	CITIZENSHIP OR PLACE OF ORGANIZATION

		Incorporated in the Commonwealth of Pennsylvania


NUMBER OF		5.	SOLE VOTING POWER:
	177,950
SHARES
BENEFICIALLY		6.	SHARE VOTING POWER:
OWNED BY
EACH			7.	SOLE DISPOSITIVE POWER:
	497,636
REPORTING
PERSON		8.	SHARED DISPOSITIVE POWER:
WITH


 9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

		497,636

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES*



11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

		4.86%


12.	TYPE OF REPORTING PERSON*

		I


CUSIP NO.  684177108				13G
	             Page 3 of 5



 1.	NAME OF REPORTING PERSON
	S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

		Robert E. Killen
		SS# ###-##-####


 2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)  o

		(b)  o


 3.	SEC USE ONLY



 4.	CITIZENSHIP OR PLACE OF ORGANIZATION

		Citizen of USA


NUMBER OF		5.	SOLE VOTING POWER:
	3,800
SHARES
BENEFICIALLY		6.	SHARE VOTING POWER:
OWNED BY
EACH			7.	SOLE DISPOSITIVE POWER:
	3,800
REPORTING
PERSON		8.	SHARED DISPOSITIVE POWER:
WITH


 9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

		3,800

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES*



11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

		0.04%


12.	TYPE OF REPORTING PERSON*

		IN



CUSIP NO.  684177108				13G
	             Page 4 of 5



Item 1.
	(a)	The Issuer is Orange Co., Inc.
	(b)	The Issuer's principal offices are located at 2020 US Highway
17 South, P. O. Box 2158, Bartow,
		FL  33830


Item 2.
	The Killen Group, Inc.
	(a)	The Killen Group, Inc. is a person filing this report.
	(b)	The Killen Group's address is 1199 Lancaster Avenue, Berwyn, Pa
19312.
	(c)	The Killen Group is a corporation incorporated under the laws of the Commonwealth of
		Pennsylvania.
	(d)	This filing pertains to the common stock of the Issuer.
	(e)	The CUSIP number for the common stock is 684177108.

	Robert E. Killen
	(a)	Robert E. Killen is a person filing for this report.
	(b)	Mr. Killen's business address is 1199 Lancaster Avenue, Berwyn,
PA  19312
	(c)	Mr. Killen is a citizen of the U.S.A.
	(d)	The filing pertains to the common stock of the Issuer.
	(e)	The CUSIP number for the common stock is 684177108.


Item 3.
	The Killen group, Inc. is an Investment Adviser registered under section 203 of the Investment Adviser Act of 1940.

	Robert E. Killen is the Chairman, CEO, and sole sharehodler of The Killen Group, Inc.


Item 4.
	Not applicable.


Item 5.
	This statement is being filed to report the fact that The Killen Group, Inc. has ceased to be a beneficial owner of more than five percent of the sales of securities reported and Robert E. Killen is no longer the imputed owner of more than five percent.


Item 6.
	Not applicable.


Item 7.
	Not applicable.


Item 8.
	Not applicable.




CUSIP NO.  684177108				13G
	             Page 5 of 5



Item 9.
	Not applicable.


Item 10.
	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above, were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



									Date:  February
14, 1997


									The Killen Group,
Inc.


Robert E. Killen
	Robert E. Killen
Signature							Signature

Robert E. Killen
	Robert E. Killen, Chairman & CEO
Name								Name/Title